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Exhibit 4.1

MARKETING AGREEMENT

        This Marketing Agreement (the "Agreement") is entered into this 1st day of January 2004, by and between Commotion, LLC, a Colorado limited liability company ("Commotion"), with its principal place of business at 1819 Denver West Drive, Suite 260, Golden, Colorado 80401, Greg Gorman, an individual ("Gorman"), and Vaso Active Pharmaceuticals, Inc, Incorporated, a Independent Subsidiary of BioChemics, Inc., with its principal place of business at 99 Rosewood Drive, Suite 260 Danvers, MA 01923

        WHEREAS, Commotion is an advertising and marketing agency and Vaso Active Pharmaceuticals, Inc is in the business of biopharmaceuticals; and

        WHEREAS, Gorman is the sole manager and member of Commotion and directs the operations and services thereof; and

        WHEREAS, Vaso Active Pharmaceuticals, Inc hereby agrees to retain Commotion to prepare and implement advertising and marketing activities for Vaso Active Pharmaceuticals, Inc; and

        WHEREAS, Commotion and Gorman hereby agree to provide such requested advertising and marketing services in accordance with the terms of this Agreement.

        NOW, THEREFORE, in consideration of the mutual promises set forth below and other valuable consideration receipt of which is hereby acknowledged, the parties agree as follows:

1.     Term and Nature of Services.

        1.1    Term.    The term of the Agreement is for 12 months, beginning January 16, 2004 and ending December 31, 2004.

        1.2    Services.    Commotion and/or Gorman agree to provide the following services if deemed necessary in consideration of this Agreement:

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  Brand development

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  Brand identity

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  Value proposition

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  Positioning

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  New product introduction consultation

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  Tactical plan that could include:

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  Television

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  Radio

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  Print

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  Online

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  Direct mail

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  Merchandising

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  Promotional programs

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  Trade show tactics

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  Perform as the outsourced marketing department

2.     Compensation for Services.

        2.1    Fees.    As detailed in this Section, during the Term of this Agreement, Vaso Active Pharmaceuticals, Inc shall pay to Commotion and Gorman: (i) a Services Fee; (ii) Warrants (ii) a Media Commission; and (iv) Expense Reimbursement, as set forth hereunder:

          (a)    Services Fee.    For the term of this Agreement, VASO ACTIVE PHARMACEUTICALS, INC agrees to pay Commotion a monthly fee of $15,000 for managing the advertising and marketing efforts of Vaso Active Pharmaceuticals, Inc. of the Products/Service Payment is due the 1st of each month.

          (b)    Warrants.    Warrants will be issued to Greg Gorman, Founder and President of Commotion as follows: 25,000 five-year warrants with an exercise price of $5.50, 25,000 five-year warrants with an exercise price of $6.00, and 25,000 five-year warrants with an exercise price of $6.50.

          (c)    Media Commissions    Commotion is entitled to all industry standard commissions paid out for media placements it places on behalf of Vaso Active Pharmaceuticals, Inc.

          (d)    Expense Reimbursement.    Vaso Active Pharmaceuticals, Inc agrees to reimburse Commotion for all reasonable and actual expenses required to perform its obligations under this Agreement, including, but not limited to: printing, shipping, production, media placement, news clipping services, copying, travel, meals and lodging. Vaso Active Pharmaceuticals, Inc's approval will be obtained before any single reimbursable expenditure is made in excess of $1,000.

        2.2    Payment / Invoices.    Vaso Active Pharmaceuticals, Inc shall pay Commotion the monthly Services Fee, in advance, by the first day of each month. No later than the 15h day of each month, Commotion shall provide Vaso Active Pharmaceuticals, Inc with an invoice containing the prior months Expense Reimbursements. Vaso Active Pharmaceuticals, Inc shall pay the Expenses Reimbursement to Commotion within ten (10) days of its receipt of each invoice.

        2.3    Discounts.    In addition, any discounts or consideration provided to Commotion by its suppliers and/or vendors, as a result of this Agreement or otherwise, shall remain with Commotion with no obligation to pass any part of such discounts or consideration to Vaso Active Pharmaceuticals, Inc.

        2.4    Final Payment.    Upon the termination of this Agreement, for whatever reason, Vaso Active Pharmaceuticals, Inc shall pay Commotion all amounts then due plus the cost of any material, whether finished or in preparation, that Vaso Active Pharmaceuticals, Inc has previously approved. In addition, Commotion shall remain entitled to receive any Media Commission to which it would be entitled had the Agreement not terminated. When all of Commotion's invoices are paid in full, Commotion shall deliver all materials related to this Agreement, in its possession, to Vaso Active Pharmaceuticals, Inc, and Vaso Active Pharmaceuticals, Inc shall assume the liability for any outstanding contracts or invoices that Commotion has entered into on Vaso Active Pharmaceuticals, Inc "s behalf.

3.     Relationship of the Parties.

        3.1    No Agency.    Nothing in this Agreement shall create a partnership or joint venture or establish the relationship of principal and agent or any other relationship of a similar nature between the parties hereto, and neither Commotion nor Vaso Active Pharmaceuticals, Inc shall have the power to obligate or bind the other in any manner whatsoever.

        3.2    Cross-Licensing.    Each Party acknowledges that nothing contained in this Agreement transfers to the other Party any right, title or proprietary interest (including without limitation any intellectual property rights), in any part of the marketing or promotional efforts which are the subject matter hereof, or any proprietary information (including without limitation any trademarks, service marks, trade names, or logos ("Marks"), trade secrets, knowhow, inventions, patents (including any applications, extensions, continuations, renewals and re-issues thereof), copyrights, designs and industrial designs). Each Party hereby grants to the other Party a non-exclusive, limited, worldwide, non-transferable license to use its Marks solely for the purpose of carrying out such other Party's obligations under this Agreement, including without limitation the marketing and promotional activities contemplated by this Agreement. Except as provided herein, no licenses of either Party's Marks are granted or implied under this Agreement.

        3.3    Disclaimer of Liability.    Neither party shall have any liability to the other party for any error, act or omission in connection with the activities to be undertaken pursuant to this Agreement unless any such error, act or omission derives from willful misconduct or gross negligence. In no event shall either party be liable to the other for any special, incidental or consequential damages (including, without limitation, loss of profits, revenues or data), whether based on breach of contract, tort (including negligence) or otherwise, whether or not that party has been advised of the possibility of such damage.

        3.4    Employees.    The parties agree not to hire any employees of the other party during the term of this Agreement and for a period of one year following the termination of this Agreement, without the written consent of the other party.

4.     Indemnification.

        4.1    Vaso Active Pharmaceuticals, Inc's Indemnities.    Vaso Active Pharmaceuticals, Inc agrees to indemnify and hold Commotion and its officers, directors, managers, employees and agents (each a "Commotion Indemnitee") harmless from and against any and all claims, actions, losses, damages, liability, costs and expenses (including, without limitation, reasonable attorneys' fees and disbursements incurred by a Commotion Indemnitee in any action between Vaso Active Pharmaceuticals, Inc and the Commotion Indemnitee, or between the Commotion Indemnitee and any third party or otherwise) arising out of or in connection with any breach of any of Vaso Active Pharmaceuticals, Inc's representations, warranties or obligations set forth in this Agreement. The Commotion Indemnitee shall promptly notify Vaso Active Pharmaceuticals, Inc of all claims and proceedings related thereto of which Commotion becomes aware.

        4.2    Commotion's Indemnities.    Commotion agrees to indemnify and hold Vaso Active Pharmaceuticals, Inc and its officers, directors, managers, employees and agents (each a "Vaso Active Pharmaceuticals, Inc Indemnitee") harmless from and against any and all claims, actions, losses, damages, liability, costs and expenses (including, without limitation, reasonable attorneys' fees and disbursements incurred by a Vaso Active Pharmaceuticals, Inc Indemnitee in any action between Commotion and the Vaso Active Pharmaceuticals, Inc Indemnitee, or between the Vaso Active Pharmaceuticals, Inc Indemnitee and any third party or otherwise) arising out of or in connection with any breach of Commotion's representations, warranties or obligations set forth in this Agreement. The Vaso Active Pharmaceuticals, Inc Indemnitee shall promptly notify Commotion of all claims and proceedings related thereto of which Vaso Active Pharmaceuticals, Inc becomes aware.

5.    Confidentiality.    The terms of this Agreement and all information and/or data that either party has received or will receive from the other party relating to the respective businesses of the parties is proprietary and confidential information of the disclosing party ("Confidential Information"), including without limitation any information that is marked as "confidential" or should be reasonably understood to be confidential or proprietary to the disclosing party. Each party agrees that for the Term and for two (2) years thereafter, it will not disclose to any third party nor use for any purpose not permitted under this Agreement any Confidential Information disclosed to it by the other party. The nondisclosure obligations set forth in this Section shall not apply to information that the receiving party can document is generally available to the public (other than through breach of this Agreement by the receiving party) or was already lawfully in the receiving party's possession at the time of receipt of the information from the disclosing party.

6.     Miscellaneous Provisions.

        6.1    Choice of Law / Venue.    The parties agree that any dispute arising out of or related to this Agreement shall be subject to the jurisdiction and the laws of the State of Colorado. Venue shall be proper in the County efferson, State of Colorado.

        6.2    Remedies.    In the event of a breach of any of the terms of this Agreement, the party aggrieved may seek all remedies available to it, including but not limited to, compensation for damages, injunctive relief, and such other remedies as may be available under applicable law. In the event of any such dispute, the prevailing party shall be entitled to all costs and reasonable attorney fees.

        6.3    Waiver.    No failure or delay on the part of any party hereto in exercising any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise hereof or the exercise of any other right, power or remedy. The remedies provided herein are cumulative and are not exclusive of any remedies that may be available to the parties hereto at law, in equity or otherwise.

        6.4    Successors and Assigns.    This Agreement shall be binding upon and shall inure to the benefit of the successors and permitted assigns of the parties.

        6.5    Notices.    Any notice given under this Agreement shall be deemed given, if in writing and hand delivered or sent by United States certified mail, to the other party at the address shown for said party on page one hereof.

        6.6    Counterparts / Facsimile Signatures.    This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. It is agreed that telefax or facsimile copies of this Agreement and any related documents shall be fully binding and effective for all purposes whether or not original documents are ever received by the parties. However, each party agrees to promptly forward originally executed documents to the other party

        6.7    Entire Agreement.    This Agreement sets forth the entire agreement and understanding between the parties with respect to the subject matter hereof and supersedes any and all prior negotiations, discussions and agreements relating to the subject matter hereof, including, without limitation, a previously executed Marketing Agreement, dated as of January 1, 2004 by and between Commotion and Vaso Active Pharmaceuticals, Inc. This Agreement may not be orally changed, altered, modified or amended in any respect. To effect any change, modification, alteration or amendment of this Agreement, the same must be in writing and signed by all of the parties hereto.

        IN WITNESS WHEREOF, the parties have hereunto set their hands and acknowledged this Agreement as of the date first above written.

COMMOTION, LLC, INC	VASO ACTIVE PHARMACEUTICALS, INC
By:	By:
Greg Gorman President Its Manager		John Masiz President and Chief Operating Officer Its Authorized Agent
GREG GORMAN

An Individual

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